UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

METASTAT, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

59140A104
(CUSIP Number)

Yeshiva University
c/o Office of the General Counsel
500 West 185th Street, Belfer Hall 1001
New York, NY 10033
Attn: Vice President for Legal Affairs, Secretary and General Counsel
Telephone: 646-592-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 59140A104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yeshiva University I.R.S. Identification No.: 13-1624225
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,150,242†
	8.	Shared Voting Power 0†
	9.	Sole Dispositive Power 1,150,242†
	10.	Shared Dispositive Power 0†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,242†
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.16%*
14.	Type of Reporting Person (See Instructions) CO
*	Percentage calculated based on 27,630,052 shares of common stock outstanding on July 14, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 15, 2015.
†
Does not reflect any rights acquired pursuant to the Contribution Transaction described in Item 6 below, which transaction occurred after the Reporting Person had ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 1.	Security and Issuer

Common Stock, par value $0.0001 per share (“Common Stock”), of MetaStat, Inc. (the “Issuer”), with principal executive offices at 27 Drydock Avenue, 2nd Floor, Boston, Massachusetts 02210.

Item 2.	Identity and Background

a)  Name:

Yeshiva University (the “Reporting Person”)

(b)  Business Address:

Yeshiva University
c/o Office of the General Counsel
500 West 185th Street, Belfer Hall 1001
New York, NY 10033

(c)  Principal Business and State of Incorporation:

The Reporting Person, a New York education corporation, is a private, non-profit institution of higher education composed of several colleges and schools providing undergraduate, graduate, professional and post-doctoral education and training.

(d)  Conviction in a Criminal Proceeding:

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Conviction in a Civil Proceeding:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission on March 8, 2012.  Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3.	Source and Amount of Funds or Other Consideration

As described in the Original 13D, the Reporting Person acquired 1,150,242 shares of the Issuer’s Common Stock (the “Securities”) in the Share Exchange on February 27, 2012.

Item 4.	Purpose of Transaction

As described in Item 3 above, the Reporting Person acquired the Securities in connection with the Share Exchange.  As described in Item 5(e) below, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of the Issuer’s Quarterly Report on Form 10-Q filed on July 15, 2014.  As described in Item 6 below, the Reporting Person intends to transfer the record interest in the Securities to the Transferee pursuant to the Contribution Transaction as soon as is practicable.  Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Aggregate number and percentage of class beneficially owned:

The Reporting Person beneficially owns 1,150,242 shares of common stock of the Issuer†.  This constitutes 4.16% of the 27,630,052 total shares outstanding as of July 14, 2015, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on July 15, 2015.

(b)  Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:

The Reporting Person has sole voting power over 1,150,242 shares†.

(ii)  Shared power to vote or direct the vote:

The Reporting Person has shared voting power over 0 shares†.

(iii)  Sole power to dispose or to direct the disposition of:

The Reporting Person has sole power to dispose or to direct the disposition of 1,150,242 shares†.

(iv)  Shared power to dispose or to direct the disposition of:

The Reporting Person has shared power to dispose or to direct the disposition of 0 shares†.

The name of the person who has voting or investment control over the securities owned by the Reporting Person is Jacob Harman, Vice President for Business Affairs & Chief Financial Officer of Yeshiva University†.

(c)  Transactions during the past 60 days.

To the knowledge of the Reporting Person, no transactions in the class of securities reported on were effected during the last 60 days by the Reporting Person other than the Contribution Transaction.

(d)  Right to dividends or proceeds of sale.

Except for any rights acquired pursuant to the Contribution Transaction, to the best of the Reporting Person’s knowledge as of the date hereof, the Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)  The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of the Issuer’s Quarterly Report on Form 10-Q filed on July 15, 2014.

† Does not reflect any rights acquired pursuant to the Contribution Transaction described in Item 6 below, which transaction occurred after the Reporting Person had ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On September 9, 2015, after the Reporting Person had ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer, the Reporting Person closed a Joint Collaboration Agreement with Montefiore Medicine Academic Health System, Inc. (“Montefiore”), pursuant to which substantially all of the assets of the Albert Einstein College of Medicine, an unincorporated division of the Reporting Person, including the Securities, were contributed to Albert Einstein College of Medicine, Inc., a New York corporation (the “Transferee”) jointly controlled by Montefiore and the Reporting Person (the “Contribution Transaction”).  As of the date hereof, the Securities are held of record by the Reporting Person, but the Transferee has a beneficial interest in the Securities pursuant to the Contribution Transaction and Montefiore and the Reporting Person each have a beneficial interest in the Securities to the extent of their respective interests in the Transferee. The Reporting Person intends to transfer the record interest in the Securities to the Transferee as soon as is practicable.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

YESHIVA UNIVERSITY

Dated: September 30, 2015	/s/ Jacob Harman
Name: Jacob Harman
Title: Vice President for Business Affairs & Chief Financial Officer